76

07020884

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stina Resources

*CURRENT ADDRESS

PROCESSED

**FORMER NAME FEB 1 2 2007

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 02062 FISCAL YEAR 9-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/8/07

082-02062

ARIS
9-30-06

RECEIVED

2007 FEB -6 A 10:29

STINA RESOURCES LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that the Annual and Extraordinary General Meeting (the "Meeting") of STINA RESOURCES LTD. (the "Company") will be held on February 28, 2007 at Suite 1925-700 West Georgia Street, Vancouver, B.C. at the hour of 11:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period ending **September 30, 2006** together with the auditor's report thereon.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at **4**.
5. To approve the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.
6. To authorize:
   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;
   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares; and
   (c) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).
7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.
8. To transact such other business as may properly come before the meeting.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended September 30, 2006, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, this 24th day of January, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

Per: *"Edward Gresko"*
Edward Gresko, Director

STINA RESOURCES LTD.

INFORMATION CIRCULAR

This information circular contains information as at **January 24, 2007**.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual and Extraordinary General Meeting (the "Meeting") of the shareholders of **STINA RESOURCES LTD.** (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, **PACIFIC CORPORATE TRUST COMPANY**, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9, or to the Company prior to the commencement of the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to **PACIFIC CORPORATE TRUST COMPANY**, 2nd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 or at the address of the registered office of the Company at Suite 1925-700 West Georgia Street, PO Box 10037, Pacific Centre, Vancouver, B.C. V7Y 1A1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed **January 24, 2007** as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of **January 24, 2007**, the Company had outstanding **11,474,967** fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
CDS & Co.*	4,794,120	41%
CEDE & Co.*	1,865,566	16%

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDI.ca.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended **September 30, 2006** and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders with the Notice of Meeting and the Information Circular.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions will be required to change the authorized share structure of the Company to an unlimited number of shares and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than **two-thirds** of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at 4. The board proposes that the number of directors remain at 4. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at 4.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia *Business Corporations Act* ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at **January 24, 2007**.

Name, Position and Residence	*Principal Occupation or Employment*	*Period a Director of the Company*	*Shares Beneficially Owned*
Edward Gresko Etobicoke, ON President, and Director	Salesman since 1980 Currently self-employed	Since April 8, 1993	1,000
Sidney A. Mann Middlesex, England Director	Businessman since 1970 Currently self-employed	Since January 22, 1996	636,950
George Weinstein Richmond, BC Director	Businessman since 1970 Currently self-employed	Since June 20, 2002	NIL
Robert Cuffney Truckee, CA USA Director	Geologist since 1974 Currently self-employed Geologist	Since January 27, 2004	NIL

All of the persons named above are residents of Canada except for **Sidney A. Mann**, a resident of England and **Robert Cuffney** a resident of the USA.

CORPORATE GOVERNANCE DISCLOSURE

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

1. the *Business Corporations Act* (British Columbia)
2. the Company's articles of incorporation and by-laws
3. the Company's code of business conduct
4. the charters of the Board and the Board committees; and
5. other applicable laws and Company policies

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Company is a Tier 2 issuer. Section 16.3 of Exchange Policy 3.1 requires Tier 2 issuers to disclose its corporate governance practices using the disclosure requirements in National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") that apply to issuers listed on the TSX Venture Exchange. Accordingly, the following is a summary of the Company's corporate governance disclosure required by Form 58-101F2 of NI 58-101, because Form 58-101F1 is the form of corporate governance disclosure that applies to issuers listed on the TSX Venture Exchange.

Our Board is responsible for the supervision of the management of the Company's business and affairs. It is currently composed of four directors, two of whom are non-management directors. The Board has established two committees of directors, being the Audit Committee and the Compensation Committee.

The Board monitors governance regulatory pronouncements and, where appropriate, amends its corporate governance practices to align with current requirements.

Board of Directors

The Board, at present, is composed of four directors, one of whom is the executive officer of the Company and two of whom are considered to be "independent", as that term is defined in applicable securities legislation. Therefore, a majority of the Board is independent. **George Weinstein** and **Robert Cuffney** are considered to be independent directors. **Edward Gresko**, by reason of his being the President of the Company, is not. See the heading "Management Contracts" for further details of compensation paid to **Edward Gresko**. In determining whether a director is independent, the Board chiefly considers whether the director has a relationship which could, or could be perceived to interfere with the director's ability to objectively assess the performance of management.

The Board examines its size annually to determine whether the number of directors is appropriate. In that regard, the Board is satisfied that its current number of directors is appropriate, providing a diversity of views and experience, while maintaining efficiency. The Board believes that the composition of the Board fairly represents the interests of Shareholders other than its significant shareholders.

The independent directors of the board do not hold regularly scheduled meetings at which non-independent directors are not in attendance. However, the size of the Board and the nature of the Company's operations ensures that open and candid discussion among the independent directors is possible.

The Board held four meetings during the financial year **September 30, 2005** to **September 30, 2006**. Out of the four meetings, Edward Gresko and Sidney Mann were in attendance at all meetings and George Weinstein was in attendance at one meeting.

The Board is responsible for determining whether or not each director is an independent director. The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

2. Directorships - If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Robert Cuffney	Director of White Knight Resources Inc.

See "Election of Directors" above for more information about each director standing for re-election to the Board.

Board Mandate

The Board believes that the basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its shareholders. In discharging that obligation, the directors believe that they should be entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors.

The number of scheduled board meetings varies with circumstances but a minimum of meetings are held annually. In addition, special meetings are called as necessary. The President establishes the agenda at each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda and each director has the ability to raise subjects that are not on the agenda at any board meeting. Meeting agendas and other materials to be reviewed and/or discussed for action by the board are distributed to directors in time for review prior to each meeting.

Board members have full and free access to senior management and employees of the Company.

Position Descriptions

The Board has not developed written position descriptions for the President of the Company or for the Chair of each board committee. The size and nature of the Company's business allows each director or officer to understand his role in progressing the Company's operations.

Orientation and Continuing Education

The Board has an informal process for the orientation of new Board members regarding the role of the board, its committees and its directors and the nature of operation of the business. New directors meet with senior management, incumbent directors and tour our facilities.

Directors are made aware of their responsibility to keep themselves up to date with best director and corporate governance practices.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

With advice and input from Board members, the Board, in identifying new candidates for board nomination, will:

(a) consider what competencies and skills the board, as a whole, should process;

(b) assess what competencies and skills each existing director possesses; and

(c) consider the appropriate size of the board, with a view to facilitating effective decision-making.

The nomination of directors is undertaken by board members, who submit nominations for perspective new board members. The Board reviews the composition of the Board annually, assesses the effectiveness of the board annually, identifies new candidates for nomination as directors to the Board and makes recommendations to the Board for nominees for election as directors. In that regard, the board considers the competencies and skills each new nominee will bring to the boardroom and whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.

Compensation

The Board of Directors is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Chief Executive Officer of the Company and the directors, and for reviewing the Chief Executive Officer's recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Board considers: i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and the Company's shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Committees of the Board of Directors

The Board of Directors has no other committees other than the Audit and Compensation committees.

Assessments

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

The audit committee's **mandate and charter** can be described as follows:

1. Each member of the Audit Committee shall be a member of the Board of Directors, in good standing, and the majority of the members of the audit committee shall be independent in order to serve on this committee.

2. At least one of the members of the Audit Committee shall be financially literate.

3. Review the Committee's charter annually, reassess the adequacy of this charter, and recommend

any proposed changes to the Board of Directors. Consider changes that are necessary as a result of new laws or regulations.

4. The Audit Committee shall meet at least four times per year, and each time the Company proposes to issue a press release with its quarterly or annual earnings information. These meetings may be combined with regularly scheduled meetings, or more frequently as circumstances may require. The Audit Committee may ask members of the Management or others to attend the meetings and provide pertinent information as necessary.

5. Conduct executive sessions with the outside auditors, outside counsel, and anyone else as desired by the committee.

6. The Audit Committee shall be authorized to hire outside counsel or other consultants as necessary (this may take place any time during the year).

7. Approve any non-audit services provided by the independent auditors, including tax services. Review and evaluate the performance of the independent auditors and review with the full Board of Directors any proposed discharge of the independent auditors.

8. Review with the Management the policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent auditor.

9. Consider, with the Management, the rationale for employing accounting firms rather than the principal independent auditors.

10. Inquire of the Management and the independent auditors about significant risks or exposures facing the Company; assess the steps the Management has taken or proposes to take to minimize such risks to the Company; and periodically review compliance with such steps.

11. Review with the independent auditor, the audit scope and plan of the independent auditors. Address the coordination of the audit efforts to assure the completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.

12. Inquire regarding the "quality of earnings" of the Company from a subjective as well as an objective standpoint.

13. Review with the independent accountants: (a) the adequacy of the Company's internal controls including computerized information systems controls and security; and (b) any related significant findings and recommendations of the independent auditors together with the Management's responses thereto.

14. Review with the Management and the independent auditor the effect of any regulatory and accounting initiatives, as well as off-balance-sheet structures, if any.

15. Review with the Management, the independent auditors, the interim annual financial report before it is filed with the regulatory authorities.

16. Review with the independent auditor that performs an audit: (a) all critical accounting policies and practices used by the Company; and (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with the Management of the Company, the ramifications of each alternative and the treatment preferred by the Company.

17. Review all material written communications between the independent auditors and the Management.

18. Review with the Management and the independent auditors: (a) the Company's annual financial statements and related footnotes; (b) the independent auditors' audit of the financial statements and their report thereon; (c) the independent auditor's judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting; (d) any significant changes required in the independent auditors' audit plan; and (e) any serious difficulties or disputes with the Management encountered during the audit.

19. Periodically review the Company's code of conduct to ensure that it is adequate and up-to-date.

20. Review the procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters that may be submitted by any party internal or external to the organization. Review any complaints that might have been received, current status, and resolution if one has been reached.

21. Review procedures for the confidential, anonymous submission by employees of the organization of concerns regarding questionable accounting or auditing matters. Review any submissions that have been received, the current status, and resolution if one has been reached.

22. The Audit Committee will perform such other functions as assigned by law, the Company's articles, or the Board of Directors.

Composition of the Audit Committee

The members of the audit committee are **Edward Gresko, George Weinstein** and **Sidney A. Mann**, a majority of which are independent and at least one member of which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by **Dale, Matheson, Carr-Hilton, Labonte**, Chartered Accountants, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with Dale, Matheson, Carr-Hilton, Labonte, Chartered Accountants, of Vancouver, British Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	*Fees Paid to Auditor in Year ended September 30, 2006*	*Fees Paid to Auditor in the prior Fiscal Year*
Audit Fees(1)	$18,000	$16,000
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$1,000	$1,000
All Other Fees(4)	Nil	Nil
Total	$19,000	$17,000

(1) "**Audit Fees**" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) "**Audit-Related Fees**" include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) "**Tax Fees**" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) "**All Other Fees**" include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

Dale, Matheson, Carr-Hilton, Labonte, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"**Named Executive Officer**" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards	Payouts		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Edward Gresko	2006	30,000	Nil	Nil	Nil	Nil	Nil	Nil
	2005	25,500	Nil	Nil	462,475	Nil	Nil	Nil
	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Edward Gresko	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Edward Gresko	Nil	Nil	462,475	198,864.25

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	924,994	$0.50	222,503
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	924,994		222,503

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended **September 30, 2006**, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. <u>Stock Option Plan and Incentive Stock Options</u>

The Management has recommended that the Company renew by adoption the Stock Option Plan containing among other things, provisions consistent with the current policies of the TSX Venture Exchange. At the Meeting, shareholders will be asked to approve the Stock Option Plan. The Stock Option Plan is also subject to Exchange approval.

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

In the Rolling Plan provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

Under the Rolling Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended **September 30, 2006** and the prior fiscal year and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED at this 24th day of January, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Edward Gresko"
Edward Gresko
Director

STINA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Partnership of:
Vancouver: Robert J. Burkart Inc., James F. Carr-Hilton Ltd., Alvin F. Dale Ltd., Reginald J. LaBonte Ltd., Robert J. Matheson Inc., Rakesh I. Patel Inc.
South Surrey: Hardy Baxter Inc., Michael K. Braun Inc., Rick Caraballa Inc., Peter J. Donaldson Inc.
Port Coquitlam: Wilfred A. Jacobson Inc., Brian A. Shaw Inc., Anthony L. Soda Inc., Fraser G. Ross Ltd.

AUDITORS' REPORT

To the Shareholders of
Stina Resources Ltd.

We have audited the consolidated balance sheets of **Stina Resources Ltd.** as at September 30, 2006 and 2005 and the consolidated statements of deficit, operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DMCL"

January 5, 2007
Vancouver B.C.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

A MEMBER OF MMGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Suite 1500 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception
South Surrey Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613
Port Coquitlam P.O. Box 217, Suite 700, 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3C 3V7, Tel: 604 941 8266 • Fax: 604 941 0971

STINA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2006 AND 2005

	2006 $	2005 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	50,764	33,118
Short-term investments	150,000	300,000
Accounts receivable	18,783	15,219
Inventories **(Note 3)**	14,580	15,061
	234,127	363,398
DUE FROM RELATED PARTIES (Note 9)	-	3,378
EQUIPMENT (Note 4)	574	718
MINERAL PROPERTY OPTION INTEREST (Note 5)	954,578	256,019
	1,189,279	623,513
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	53,429	43,337
Due to related parties **(Note 9)**	23,144	13,382
	76,573	56,719
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	4,080,904	3,318,904
CONTRIBUTED SURPLUS (Note 10)	215,188	215,188
DEFICIT	(3,183,386)	(2,967,298)
	1,112,706	566,794
	1,189,279	623,513

SEGMENTED INFORMATION (Note 11)

APPROVED ON BEHALF OF THE BOARD

signed: "Edward Gresko" **Director**

signed: "Sidney Mann" **Director**

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006 $	2005 $
BALANCE, beginning of year	(2,967,298)	(2,558,140)
NET LOSS	(216,088)	(409,158)
BALANCE, end of year	(3,183,386)	(2,967,298)

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006 $	2005 $
SALES	76,811	89,356
COST OF GOODS SOLD (Schedule 1)	20,338	27,084
GROSS PROFIT	56,473	62,272
EXPENSES		
Operating expenses **(Schedule 2)**	94,840	73,320
Administration expenses **(Schedule 3)**	179,737	401,418
	(274,577)	(474,738)
OTHER ITEM		
Interest income	2,016	3,308
NET LOSS	(216,088)	(409,158)
BASIC AND DILUTED LOSS PER SHARE	(0.02)	(0.04)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	10,586,474	9,575,309

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006 $	2005 $
CASH FLOWS USED FOR OPERATING ACTIVITIES		
Net loss	(216,088)	(409,158)
Add non-cash items:		
Amortization	144	179
Stock based compensation	-	215,188
	(215,944)	(193,791)
Net changes in other non-cash operating accounts		
Accounts receivable	(3,567)	(5,047)
Inventories	481	(3,121)
Accounts payable	10,094	(6,174)
Net cash flows used in operations	(208,936)	(208,133)
INVESTING ACTIVITIES		
Exploration of mineral interests	(248,558)	(256,019)
Short-term investments	150,000	(300,000)
Net cash flows used in investing activities	(98,558)	(556,019)
FINANCING ACTIVITIES		
Issuance of share capital	312,000	580,000
Finder's fee paid	-	(22,000)
Advances from related parties	13,140	6,500
Net cash flows from financing activities	325,140	564,500
INCREASE (DECREASE) IN CASH	17,646	(199,652)
CASH AND CASH EQUIVALENTS, beginning of year	33,118	232,770
CASH AND CASH EQUIVALENTS, end of year	50,764	33,118
Supplementary cash flow information		
Interest paid	-	-
Income taxes paid	-	-

Non-cash transactions:

A total of 625,000 shares were issued as part of the acquisition cost of a resource property interest (Note 5) at a value of $0.72 per share.

- See Accompanying Notes -

Schedule 1

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006 $	2005 $
OPENING INVENTORY	15,061	11,940
ADD:		
Purchases	839	2,925
Packaging	18,349	26,512
Duty, freight and brokerage	669	768
	19,857	30,205
LESS: ENDING INVENTORY	(14,580)	(15,061)
COST OF GOODS SOLD	20,337	27,084

Schedule 2

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES

NORTHERN SEA'S DIVISION

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006 $	2005 $
Accounting	308	385
Advertising and promotion	3,160	4,693
Bad debts	9,675	1,135
Office	17,607	8,947
Product and market development	3,534	-
Rent	13,918	13,354
Shipping and postage	3,441	6,000
Telephone	8,263	5,289
Travel, and accommodation	-	-
Wages, commissions and contract services	34,934	33,517
	94,840	73,320

- See Accompanying Notes -

Schedule 3

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF ADMINISTRATIVE EXPENSES

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006 $	2005 $
Accounting, audit and legal	32,507	48,120
Amortization	144	179
Bank charges	1,231	1,007
Consulting fees	84,388	85,623
Exchange loss	8,806	2,586
Office and sundry	8,335	4,454
Regulatory fees and shareholder communications	22,931	30,355
Rent	11,965	7,446
Stock-based compensation (Note 10)	-	215,188
Transfer agent	6,889	6,460
Travel and Promotion	2,541	-
	179,737	401,418

- See Accompanying Notes -

1. NATURE OF OPERATIONS

The Company's primary operation is mineral exploration and development. The Company is also engaged in the health food and supplement products industry. The Company's shares are traded on the TSX Venture Exchange (the "Exchange").

The Company has sustained operating losses since inception and has a cumulative operating deficit totalling $3,183,386 at September 30, 2006.

The Company is in the process of exploring and evaluating its mineral property option interest in Nevada, USA. The Company presently has no proven or probable reserves, and on the basis of information to date, has not yet determined whether its property option interest contains economically recoverable resources. The amounts recorded as mineral property option interest and deferred exploration represent costs incurred to date and do not necessarily represent present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the acquisition and development of its mineral property option interest, and upon future profitable production or proceeds from disposition.

Management is of the opinion that the Company will be able to raise sufficient funding over the ensuing year to complete expenditure plans and meet operational requirements.

These financial statements have been prepared under the going concern assumption, which contemplates that the Company will be able to realize the carrying value of its assets and discharge its liabilities in the normal course of business for the foreseeable future. Should the Company be unable to continue as a going concern, the basis of reporting the carrying values of assets may be adjusted.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These consolidated financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

b) Cash and cash equivalents

Cash equivalents include money market based investments and guaranteed investment certificates where maturity is less than ninety days and that may be liquidated at the Company's option without significant penalty.

c) Mineral property option interests

Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they related are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

c) Mineral property interests (continued)

Management evaluates the carrying value of each mineral interest for impairment on a reporting period basis, or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows, and availability of funding as to whether carrying value has been impaired.

When future cash flows are not reasonably determinable, mineral interests are evaluated for impairment based on exploration results, management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or where management has determined that an impairment in value has occurred. For mineral property interests under option, the Company records only the costs incurred or committed in respect of work programs or amounts due in the reporting period for payment requirements necessary to maintain the options in good standing.

Proceeds of dispositions of partial mineral interests on properties are credited as a reduction of carrying costs. No profit is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized based on units of production.

d) Income taxes

The Company follows Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465 in accounting for corporate income taxes. The guidance focuses on the amount of income taxes payable or receivable that will arise if an asset is realized or a liability is settled for its carrying amount. The resulting future income tax asset or liability is recorded based on substantially enacted income tax rates. In the case of unused tax losses, flow-through resource expenditures and pools, income tax reductions and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax assets is determined by reference to the likely realization of such benefits at the balance sheet date.

The Company has not recognized a potential future benefit amount as criteria set out in the guidance for recognition have not been met.

e) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

f) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollar equivalents at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income and expense items are translated at actual rates or average rates prevailing during the year.

Any realized gains or losses from foreign currency translations are charged to income in the period in which they occur.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

g) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

h) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization, fair values of financial instruments and stock based transactions, and inventory costing. Financial results as determined by actual events could differ from those estimates.

i) Risk management

Credit and foreign currency risks are addressed through policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

The Company is engaged in the mineral exploration field and manages related industry risk directly. Management has developed policies and practices for the Company's exploration activities designed to reasonably comply with environmental laws and regulations. However there is no certainty that all environmental risks have been addressed. The Company is at risk for environmental issues as well as fluctuations in commodity pricing.

j) Amortization and equipment

Equipment is recorded at cost. Amortization is provided at the following annual rates, which estimates the useful lives of the equipment:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

k) Stock based compensation

The Company follows CICA Handbook section 3870, in accounting for stock-based compensation and other stock based payments.

Under the guidelines, all new or repriced stock-based awards are measured and recognized using the fair-value method. The Company uses the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

l) Revenue recognition

Revenue from product sales is recorded at the time of shipment, providing that collection is reasonably assured.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

m) Basic and diluted loss per share

The Company follows CICA Handbook section 3500, in calculating earnings (loss) per share.

The guideline requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

Diluted loss per share has not been presented as the effect of all stock options and warrants outstanding at the year end is anti-dilutive.

n) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, term investments, accounts receivable, and accounts payable and accrued liabilities. The fair-value of these instruments approximates their carrying value due to their short-term maturity.

Management is not able to assess the fair value of financial instruments due to and from related parties as comparable arms length risk profiles, security, and repayment terms are not available.

Net smelter royalties and similar future entitlements or commitments are not considered to have measurable value until such time as the mineral interest to which they relate have reached the development or mining feasibility stage.

o) Asset retirement obligations

The Company follows CICA Handbook section 3110, for the recognition and disclosure of asset retirement obligations and associated asset retirement costs. Management has reviewed anticipated obligations and retirement costs of long-lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has determined that there are no known or liekly material quantifiable obligations to e recorded. The Company is currently in the exploration stage on its Nevada mineral property interest and has not determined whether significant site reclamation or environmental remediation costs will be required. The Company records liability for site reclamation, when determinable, on a systematic accrual basis in the period in which such costs, if any, can be reasonably determined.

p) Long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate that the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using fair value determinations by management's estimate of recoverable value. Assets held and available for sale or not in use are segregated and reported at lower of cost and recoverable amount.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

q) Short-term investments

At the year end, the Company's short-term investments consist of $150,000 (2005 - $300,000) Guaranteed Investment Certificates with terms longer than ninety days.

3. INVENTORIES

	2006 $	2005 $
Inventories consist of:		
Raw materials	1,916	3,387
Finished goods	12,664	11,674
	14,580	15,061

4. EQUIPMENT

	2006 $		
	Cost	Accumulated Amortization	Net
Office equipment	3,179	2,900	279
Laboratory equipment	4,270	3,975	295
	7,449	6,875	574

	2005 $		
	Cost	Accumulated Amortization	Net
Office equipment	3,179	2,830	349
Laboratory equipment	4,270	3,901	369
	7,449	6,731	718

5. MINERAL PROPERTY OPTION INTEREST

On April 25, 2005, Company entered into a property option agreement with Vanadium International Co. ("Vanadium") to purchase a 50% undivided interest in 19 mining claims (the Bisoni McKay Vanadium Property) covering 392.6 acres, located in Nye County, Nevada, USA. The optioned claims are subject to a 2.5% Net Smelter Royalty (NSR) payable to the vendor.

To earn its interest, the Company is required to make a series of cash payments totaling $250,000, issue 1,250,000 shares to Vanadium and fund $700,000 of exploration activities as follows:

Due	Cash payments		Common Shares		Exploration Work	
Regulatory approval – June 3, 2005	$ 60,000	(paid)	-		-	
Within one year of approval	-		-		$ 150,000	(completed)
Upon completion of Phase I	90,000	(due)	625,000	(issued)	200,000	
Upon completion of Phase II	100,000		625,000		350,000	
	$ 250,000		1,250,000		$ 700,000	

The Company has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years of the agreement by paying US$2,000,000.

The Company staked an additional 18 claims contiguous with the existing claims.

Mineral property acquisition and exploration expenditures have been incurred as follows:

Bisoni McKay Vanadium Property, Nevada, USA		2006	2005
Acquisition costs			
Balance, beginning of year		$ 86,362	$ -
Incurred during the period	- Option payment	-	60,000
	- 625,000 shares issued at fair value	450,000	-
	- Staking and claim costs	9,144	26,362
Balance, end of year		545,506	86,362
Exploration expenditures			
Balance, beginning of year		169,657	-
Drilling		60,828	122,143
Geological consulting		113,812	46,458
Assaying, transportation and field supplies		20,866	1,056
Metallurgical testing		22,278	-
Permits and bonds		14,465	-
Storage		7,166	-
Balance, end of year		409,072	169,657
Cumulative mineral interest expenditures		$ 954,578	$ 256,019

* The shares granted to Vanadium are subject to an escrow agreement. The shares are anticipated to be released from escrow over a 36 month period.

6. SHARE CAPITAL

a) Authorized
100,000,000 common shares without par value

Issued		2006 Number of Shares	2006 Amount $	2005 Number of Shares	2005 Amount $
Balance, beginning of year		10,399,967	3,318,904	9,249,967	2,760,904
Issued during the year:					
Shares	i)	625,000	450,000	-	-
Warrants exercised		1,200,000	312,000	500,000	80,000
Shares	ii)	-	-	300,000	150,000
Share units	iii)	-	-	350,000	350,000
Share issue costs	iii)	-	-	-	(22,000)
Balance, end of year		12,224,967	4,080,904	10,399,967	3,318,904

i) On September 19, 2006, the Company issued 625,000 common shares recorded at management's estimate of fair value of $0.72 per share pursuant to the property option agreement (Note 5). These shares are subject to a 36 month escrow time release agreement as follows.

Anticipated release dates:	Shares for release
June 14, 2006	62,500
December 14, 2006	93,750
June 14, 2007	93,750
December 14, 2007	93,750
June 14, 2008	93,750
December 14, 2008	93,750
	625,000

ii) On June 7, 2005, the Company completed a non-brokered private placement of 300,000 shares at price of $0.50 per share.

iii) On August 9, 2005, the Company completed a non-brokered private placement of 350,000 share units at $1.00 per unit. Each unit consists of one common share and one half share purchase warrant. Each full warrant entitles the holder to acquire one additional common share at $1.25 per share up to August 9, 2007. No separate value was attributed to the warrants at the time of issue.

A finder's fee of $22,000 was paid in conjunction with this private placement.

b) Shares in escrow

At September 30, 2006, 1,375,000 shares (2005 - 750,000) are held in escrow agreements. (Note 13)

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

6. SHARE CAPITAL –CONT'D

c) Share purchase warrants

The following share purchase warrants are outstanding and exercisable:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2004	1,700,000	0.23	1.5
Granted	175,000	1.25	2.0
Exercised	(500,000)	0.23	-
Balance at September 30, 2005	1,375,000	0.39	1.0
Exercised	1,200,000	0.26	-
Balance at September 30, 2006	175,000	1.25	0.9

The share purchase warrants outstanding expire as follows:

Number of Shares	Expiry Date	Exercise Price $
175,000	August 9, 2007	1.25

d) Stock options

Under the Company's Incentive Share Option Plan, the Company may grant options to employees, consultants and directors providing the number of shares reserved does not exceed 10% of the issued and outstanding share capital at the date of grant. The exercise price of the options granted will be no less than the allowable discounted market price of the Company's shares and the maximum term of the options will be 5 years.

The following stock options are vested and exercisable:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2004	-	-	-
Granted (Note 10)	924,994	0.50	5.0
Balance at September 30, 2005 and 2006	924,994	0.50	3.6

7. RELATED PARTY TRANSACTIONS

During the year, the Company entered into the following transactions with related parties:

a) The Company incurred premises rent in the amount of $10,489 (2005 - $9,990) to a company with common directors. The rent is payable on a month to month tenancy.

b) Sales commissions included in wages, commissions and contract services expense totalling $30,000 (2005 - $27,500) were paid to a director of the Company for product sales.

c) The Company incurred consulting fees in the amount of $48,113 (2005 - $46,672) payable to a company owned by an officer for administrative services.

d) The Company incurred product marketing fees of $3,534 (2005 – $nil) payable to a company owned by an officer for new product exploration and marketing services.

e) The Company advanced $nil (2005 - $36,000) to a company controlled by a director. The advance was non-interest bearing and had no specified terms of repayment. The amount was repaid within 7 days.

Related party transactions have been recorded at their dollar exchange amount, which Management has determined approximates fair market value.

8. INCOME TAXES

The Company has available consolidated non-capital losses and discretionary resource deductions of approximately $705,000 expiring up to 2016, which may be carried forward to apply against future income for tax purposes. The possible future benefit to the Company of utilizing these losses has not been recognized in these financial statements.

	2006	2005
	$	$
Potential future income tax assets:		
Non-capital losses carried forward and discretionary deductions	705,298	508,000
Tax value of assets in excess of book value	45,704	45,000
	751,002	553,000
Potential tax recovery at current enacted rates	256,242	196,868
Net potential future income tax asset	256,242	196,868
Valuation allowance – 100%	(256,242)	(196,868)
Net future tax asset	-	-

Management has determined that there is insufficient likelihood of recovery to record a future benefit arising from potential tax recoveries. Accordingly, a 100% valuation allowance has been applied.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2006 AND 2005

9. DUE FROM (TO) RELATED PARTIES

	2006 $	2005 $
Due from related parties:		
Company controlled by a director	-	3,378
Due to related parties:		
Officer	(1,222)	(1,222)
Company controlled by a director	(8,622)	-
Company controlled by an officer	(13,300)	(12,160)
	(23,144)	(13,382)

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

10. STOCK-BASED COMPENSATION AND CONTRIBUTED SURPLUS

The Company records contributed surplus arising from stock-based compensation as follows:

	2006 $	2005 $
Contributed surplus		
Balance, beginning of year	215,188	-
Fair value of 924,994 stock options granted and vested i)	-	215,188
Balance, end of year	215,188	215,188

i) On May 18, 2005, the Company granted 924,994 stock options to directors, officers, and consultants. The options are exercisable at $0.50 per common share and expire 5 years from the date of grant. The Company records the fair value of these stock options as stock-based compensation and as contributed surplus. The fair value of the options granted was estimated at $215,188 or $0.23 per option, allocated as follows:

	2006 $	2005 $
Consultants	-	40,711
Directors and officers	-	174,477
	-	215,188

The fair value of the stock options was estimated using the Black-Scholes option pricing model under the following assumptions: Risk free interest rate 3.45%, volatility 92%, expected life of 5 years, and a 0% dividend yield.

11. SEGMENTED INFORMATION

In June of 2005, the Company completed a change of business application with regulatory authorities. The Company continues to sell and market natural alternative health food products for people and animals. The primary business of the Company is in mineral exploration and development.

2006

Operating segments	Mineral Exploration	Health Foods	Corporate & Other	Consolidated
Total revenue	-	$ 76,811	$ 2,016	$ 78,827
Segment gross profit	-	56,473	-	56,473
General and administrative expenses	-	103,925	170,652	274,577
Net Profit (Loss)	-	(47,452)	(168,636)	(216,088)
Identifiable assets	$ 954,578	$ 33,937	$ 200,764	$ 1,189,279

Geographical location	Canada	USA	Total
Customer sales	$ 43,507	$ 33,304	$ 76,811
Identifiable assets	$ 232,362	$ 956,917	$ 1,189,279

2005

Operating segments	Mineral Exploration	Health Foods	Corporate & Other	Consolidated
Total revenue	-	$ 89,356	$ 3,308	$ 92,664
Segment gross profit	-	62,272	-	62,272
General and administrative expenses	$ 26,450	79,631	368,657	474,738
Net Profit (Loss)	(26,450)	(17,359)	(365,349)	(409,158)
Identifiable assets	$ 256,019	$ 57,788	$ 309,706	$ 623,513

Geographical location	Canada	USA	Total
Customer sales	$ 40,334	$ 49,022	$ 89,356
Identifiable assets	$ 362,270	$ 261,243	$ 623,513

12. COMPARATIVE FIGURES

Certain of the 2005 comparative figures have been reclassified to conform with current presentation.

13. SUBSEQUENT EVENTS

Subsequent to year end, 750,000 escrowed shares, held by a director, were cancelled and returned to treasury.

STINA RESOURCES LTD.

Form 51-102F1
Management Discussion & Analysis
for the Quarter Ended
September 30, 2006

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 / Fax: (416) 368-2635

STINA RESOURCES LTD.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED SEPTEMBER 30, 2006 AND UP TO THE DATE OF JANUARY 24, 2007

THIS REPORT DATED: JANUARY 24, 2007

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2005, and internal financial statements for the quarters ending June 30, 2006, March 31, 2006 and December 31, 2005 which are incorporated by reference to this discussion.

1. NATURE OF BUSINESS:

Mineral Exploration

On June 3 2005 the Company received acceptance from the TSX Venture Exchange for a change of business from solely the alternative natural health food manufacturing and wholesaling business to include Mineral Exploration. The Company entered into an option agreement with Vanadium International Corp. for a 50% interest in 17 claims on the Bisoni McKay vanadium property in north central Nevada. The Company has staked an additional 18 claims in the area which are contiguous with the existing claims. (See section 3 below)

The key nature of business for the company now is the exploration of the Bisoni McKay Vanadium Property. The Company proceeded with the recommendations of a geological technical report prepared by JAMine in January 2005 (subsequently revised in April 2005, March 2006, and again in November 2006) with respect to the further exploration of the property.

Phase I of the recommended program was completed in early 2006 and, as of the date of this report, the Company is awaiting a final report from Hazen Research for initial test work conducted on samples from this property. The Company is also preparing to initiate Phase II of the recommended exploration and development work on the Bisoni McKay property.

Phase I included surface sampling on the entire property, reverse circulation and core drilling on specific key locations of the property, all associated fieldwork, sampling, assaying, and metallurgical test work to obtain preliminary information regarding possible recovery methods.

The Bisoni McKay Vanadium property is located in north central Nevada, just east of Eureka, in Nye County. The company, after entering into the option agreement with Vanadium International Co. in 2005, now holds rights to 36 mineral claims on the property.

Prior exploration; particularly reverse circulation drilling in the 1960's and 1970s was conducted on the property, however the results are too old and incomplete to be considered under Regulations 43-101, for the reporting of mineral reserves. Subsequently, in November 2004, Vanadium International Co. drilled two reverse circulation holes on the property, and completed extensive surface trench sampling.

Assays from the first reverse circulation hole (drilled in November 2004 by Vanadium International Co.) indicated a grade of 0.33% V_2O_5 (vanadium pentoxide) from 0 to 60 feet, and 0.27% from 235 to 285 feet.

Reverse Circulation and Core drilling on the property by Stina in 2005 showed very promising mineralization, including the following highlights:

a) 75 feet of 0.95% V2O5 contained within 323 feet of 0.46% V2O5, in DDH-BMK-05-01
b) 132 feet of 0.88% V2O5 contained within 345 feet of 0.53% V2O5 in DDH-BMK - 05-02
c) 116 feet of 0.60 V2O5 contained within 475 feet of V2O5 in DDH-BMK-05-03
d) 300 feet of 0.45% V2O5 in reverse circulation drill hole RC BMK-05-01
e) 120 feet of 0.55% V2O5 and 170 feet of 0.47% V2O5 in RC BMK-05-02
f) 120 feet of 0.55% V2O5 in RC BMK-05-03

RC = Reverse Circulation
DDH = Diamond Drill Hole (core hole)
BMK = Bisoni McKay

Assays for vanadium pentoxide (V2O5) from trench sampling were 35 feet of 0.21 per cent over 35 feet for trench 23, 0.24 per cent over 95 feet for trench 24 and 0.18 per cent over 40 feet for trench 25. Also, as previously reported, the company intends to use core drilling to twin Hecla's hole No. BMK18 which averaged 0.47 per cent V2O5 over the full length of 400 feet, and included 90 feet of 0.81 per cent V2O5 from 235 feet to 325 feet.

Exploration target and future work on the Bisoni McKay Vanadium Property
The objective of Phase II is to attempt to determine inferred and/or indicated reserves of vanadium pentoxide (V2O5) under the guidelines of Canadian Regulation 43-101, specifically on the north end of the property, where Phase I drilling showed strong grades and substantial drilling width.

Phase II will include 45 interval drill holes, totalling over 25,000 feet and 11 diamond drill holes (core) totalling over 6,500 feet on the Northern Section "A". An additional 5 reverse circulation holes, totalling 2,000 feet are planned for Southern Section "C" of the property.. Additionally, a Scoping Study and Preliminary Assessment are planned for Phase II, as well as further metallurgical testing with respect to possible vanadium recovery methods. (see section 3 below)

Based on Stina's recent 2005 drilling results, the historical 6.1 million tons estimation of mineralization has recently been expanded to a 16 to 24 million ton mineralization target extending to 600 feet below surface with grades ranging from 0.5% V2O5 for the lower tonnage to 0.2% V2O5 for the higher tonnage. *(technical report revision March 2006 by JA Mine)*

There has been insufficient exploration at this time to define a mineral resource on the Bisoni McKay property, and it is uncertain as to whether, or not, further exploration will result in the discovery of a mineral resource on the property.

Stina has spent over $390,000 CAD on new drilling and exploration of the Property over the course of Phase I. The budget for Phase II is estimated at approximately $1.5M CAD.

Vanadium pentoxide (V2O5) is normally quoted in United States currency per pound. On December 1, 2006 the quoted price on the London Metals Exchange was approximately $ 8.10 (U.S.) per pound. A grade of 0.10 per cent V2O5 is equivalent to approximately 2.0 pounds of V2O5 per short ton (2,000 pounds).

About Vanadium
Vanadium's principal use is as an alloying element in steel and the addition of small amounts of vanadium to ordinary carbon steel can significantly increase its strength and improve both its toughness and ductility. Such high-strength low-alloy (HSLA) steels are vital for high rise buildings, bridges, pipelines, aerospace technology, golf clubs and automotive/ truck manufacturing.

Due to the inherent weight-saving qualities, HSLA steels are also much in demand by the space and defense programs. Today, about half of the world's steel manufacturing uses vanadium. Vanadium treated HSLA steels offer significant savings in processing through lower steel rolling temperatures, minimal heat treatment and increased strength-to-weight ratios. Other important uses of vanadium include its use in titanium alloys for high temperature applications such as aircraft turbine components. Vanadium is also used in the manufacturing of specific pharmaceuticals and is being used in large batteries that are being developed as power storage units where power supply is likely to be interrupted or service is deliberately intermittent.

See Section 3 and Section 4 below for Current Activities regarding the Bisoni McKay Nevada Vanadium Project, particularly with respect to exploration and drilling.

<u>Natural Health Food Manufacturing and Marketing – Northern Seas Products</u>

The company remains engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

The overall sales of this company division (Northern Seas Products) to date have decreased by 14% comparatively to the same period in 2005 (year-end), mainly as a result of a continued decrease in human – line health food products.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:

(See Exploration, News releases and Material Changes below – section 3)

(b) Selected Financial Information:

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2005 and internal financial statements for the quarter ending December 31, 2005, March 2006 and June 2006, which are incorporated by reference to this discussion. The company management has discussed the current financial results for the period ending March 31, 2006 with the directors and officers of the company, and amongst themselves respectively.

Summary of Financial Years

The following table sets forth selected audited financial information of Stina resources Ltd. for the last three completed financial years.

	FISCAL YEARS ENDED		
	September 30, 2006	September 30, 2005	September 30, 2004
Total Revenue	$ 76,811	$ 89,356	$ 102,788
Gross Profit	$ 56,473	$ 62,272	$ 78,890
Operating Expenses	$ 274,577	$ 474,738	$ 167,197
Net Income (Loss)	$ (216,088)	$ (409,158)	$ (88,307)
Loss Per Share	$ (0.02)	$ (0.04)	$ (0.01)
Total Assets	$ 1,189,279	$ 623,513	$ 265,657

Summary of Quarterly Results
The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	Sept. 30, 2006	June 30, 2006***	Mar. 31, 2006	Dec. 31, 2005
Total Revenue	$ 20,180	$ 22,640	$ 16,199	$ 17,792
Gross Profit	$16,047	$ 16,425	$ 11,451	$ 12,550
Oper. Expenses	$ 87,805	$ 34,794	$ 88,764	$ 63,214
Gain (Loss)	$ (71,758)	$ (18,172)	$ (76,674)	$ (49,485)
(Loss) Per Share	$ (0.006)	$ (0.002)	$ (0.007)	$ (0.005)
Total Assets	$ 1,189,279	$ 554,571	$ 496,692	$ 554,021
Total Liabilities	$ 76,573	$ 122,108	$ 56,057	$ 36,712
	QUARTERS ENDED			
	Sept., 2005	June 30, 2005**	Mar. 31, 2005	Dec. 31, 2004
Total Revenue	$ 11,886	$ 30,657	$ 24,521	$ 22,292
Gross Profit	$ 5,189	$ 22,766	$ 18,364	$ 15,953
Oper. Expenses	$ 79,822	$ 283,119	$ 82,195 *	$ 29,602
Gain (Loss)	$ (66,325)	$ (260,353)	$ (68,831)	$ (13,649)
(Loss) Per Share	$ (0.04)	$ (0.028)	$ (0.007)	$ (0.01)
Total Assets	$ 623,513	$ 343,123	$ 277,847	$ 244,761
Total Liabilities	$ 56,719	$ 33,004	$ 52,563	$ 55,646

** The quarter ending March 31, 2005 recorded significantly higher Operating Expenditures than any other quarter in the prior eight periods. This is due to costs associated with the review of the Option Agreement with Vanadium International Co.(legal fees, regulatory fees, audit fees in particular) entered into on January 27, 2005 (see below – Mineral Exploration)*

*** The quarter ending June 30, 2005* recorded a significantly higher Operating Expense and Net Loss due to significantly high expenditures in Stock based compensation (employee options factor) and contributed surplus of funds with respect to exploration costs being classified as assets in Mineral Interest (see note 4 of financial statements)

*** The quarter ending June 30, 2006* Total liabilities included $52,000 in share subscription advance, payment for purchase warrants in transit.

<u>Expenditure Comparison and Variances – Stina Administration Division:</u>
Expenditure Increases: $ 3,881 in Office and Sundry, mainly as a result of increased and expanded administrative operations; $2,541 in Travel & Promotion, mainly as a result of increased public relations activity; $4,519 in rent, as a result of a rent increase.
Expenditure Decreases: $ 15,613 in Accounting, Audit & Legal expenses, mainly as a result of comparatively less activity during the fiscal year than in 2005, particularly with respect to the change of business and entry into mineral exploration in 2005; $7,424 in Regulatory Fees and Shareholder Information mainly as a result of comparatively less activity during the fiscal year than in 2005, particularly with respect to regulatory review and application fees for the change of business and entry into mineral exploration in 2005;

Expenditure Comparison and Variances – Mineral Exploration Division:

During the period Mineral Exploration Division expenditures totaling $698,559 were classified as Mineral Interest in company assets, for a total of $954,578 as of September 30, 2006.

This total encompasses the following non-exploration expenditures:

Initial Payment to VIC	$60,000
Option Payment to VIC of 625,000 escrow shares	450,000
Additional staking costs not in original budget	26,556
Total	**$536,556**

During the year, mineral property exploration expenditures were incurred as follows:

Bisoni McKay Vanadium Property, Nevada, USA		2006
Acquistion costs		
Balance, beginning of year		$ 86,362
Incurred during the period	- Option payment, 625,000 shares	450,000
	- Staking and claim costs	9,144
Balance, end of year		545,506
Exploration expenditures		
Balance, beginning of year		169,657
Drilling		60,828
Geological consulting		113,812
Assaying, transportation and field supplies		20,866
Metallurgical testing		22,278
Permits and bonds		14,465
Storage		7,166
Balance, end of year		409,072
Cumulative mineral interest expenditures		$ 954,578

Total expenditures for the Phase I program were originally estimated at US $224,000 (approximately CAD $278,000), plus approximately US $30,000 (approximately CAD $37,200) for metallurgical testing. A 9% contingency rate had been established in these budgeted expenditures.

Total Cost Overruns:

Additional staking expenditures had exceeded budgetary estimates by $2,656, mainly as a result of recently increased annual fees for the filing of the claims; Engineering, reporting and field work expenditures had exceeded budgetary estimates by $53,961, mainly as a result of additional requirements for engineers on-site and the on-site decision to drill additional diamond drill holes; Exploration drilling expenditures had exceeded budgetary estimates by $26,126, mainly as a result of increased drilling rig costs and the on-site decision to drill additional diamond drill holes, mobilization and fuel charges. Permits & Bonds expenditures had exceeded budgetary estimates by $3,583 mainly as a result of the full transfer of bond from Vanadium International to Stina; Assaying Costs have exceeded budgetary estimates by $2,435, mainly as a result of additional storage requirements at ALS Chemex.

Total Phase I expenditures were $80,721 (29%) over-budget. This budgetary overrun is primarily as a result of decisions made on-site to drill additional diamond core holes, increased drill rig and mobilization costs, and unforeseen requirements for additional engineers on-site, and additional fieldwork.

Storage expenses for the year totaled $7,166, for the ongoing rental of a secured facility in Eureka for drilling samples and equipment. The rent is $600 per month, with month to month lease terms.

Additionally, a $90,000 option payment is due to Vanadium International Co. On January 23, 2007 the Company received a letter from Vanadium International expressing an extension for this payment over an additional six months.

Financing is being planned by the Company for allocation to Phase II. (see Section 4: Subsequent Events – below)

Expenditure Comparison and Variances – Northern Seas Division:

Expenditure Decreases: $1,533 in Advertising & Promotion, as a result of reduction in promotional activities; $2,559 in Shipping & Postage, due to reduced shipping costs.

Expenditure Increases: $8,660 in Office Expenditures, mainly as a result in increases in expensed maintenance and upgrade of the company's computer network; $3,534 in Product & Market Development, as a result of increased market assessment for Pet Wonder in Europe; $2,974 in Telephone, mainly due to increased telephone sales activity.

Liquidity and Solvency

The company's liquidity will depend upon its ability to raise financing for the continued development of the Bisoni McKay property in addition to the ability to continue to market Northern Seas products at a profitable markup.

During the period ended September 30, 2006 over the same period in 2005 cash resources decreased by $132,354. This was mainly as a result of normal operating expenses during the year. At the period ending September 30, 2006 the Company had a working capital surplus of $157,554 (2005 - $306,679)

Costs for Phase II of the Bisoni McKay vanadium project are estimated at $1.5M CAD. Additionally, approximately $250,000 may be required during that time for working capital. The Company intends to conduct further financing early in 2007, with funds being allocated directly to the Bisoni McKay Vanadium project and working capital.
(see Section 4, Subsequent Events below)

Capital Resources

The company's liquidity will depend upon its ability to market Northern Seas products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising a total of $150,000 in working capital, and another financing in 2006 raised a further $350,000 for use in the Bisoni McKay exploration project.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring the future of the Northern Seas division. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

In respect of the audit committee meeting on January 24, 2007 in which the year-end financial summary was reviewed with the company auditors, management has discussed with the directors of the company the need for increased control measures within the company. The Company plans to address these issues in the upcoming year and has discussed possible solutions with its auditors.

Summary of Securities
100,000,000 common shares without par value are authorized, of which 12,224,967 were issued and outstanding at September 30, 2006. 750,000 shares were held in escrow at that time by Sidney A. Mann. These 750,000 shares held in escrow expired in October 2000 according to the original agreement in 1990. These shares were cancelled on December 8, 2006, reducing the total issued and outstanding shares to 11,474,967 as of January 24, 2007.

The following share purchase warrants are outstanding at September 30, 2006:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2004	1,700,000	0.23	1.5
Granted	175,000	1.25	2.0
Exercised	(500,000)	0.23	-
Balance at September 30, 2005	1,375,000	0.39	1.0
Exercised	(1,200,000)	0.26	-
Balance at September 30, 2006	175,000	1.25	1.0

The share purchase warrants outstanding expire as follows:

Number of shares Shares	Expiry Date	Exercise Price $
175,000	August 9, 2007	1.25
175,000		

Stock options
Under the Company's Incentive Share Option Plan, the Company may grant options to employees, consultants and directors when the number of shares reserved does not exceed 10% of the issued and outstanding share capital at the date of grant. The exercise price of the options granted will be no less than the discounted market price of the Company's shares and the maximum term of the options will be 5 years.

The following stock options are vested and exercisable:

	Number of shares	Weighted average exercise price - $ -	Weighted average life remaining (years)
Balance at September 30, 2004	-	-	-
Granted i)	924,994	0.50	5.0
Balance at September 30,	924,994	0.50	3.7

Each option entitles the holder to purchase one common share at an exercise price of $0.50 until May 18, 2010

The fair value of the options granted is estimated at $215,188 of $0.23 per option, and allocated as follows:

	2006 $	2005 $
Consultants	-	40,711
Directors and officers	-	174,477
	-	215,188

The fair value of the options was estimated using the Black-Scholes option pricing model under the following assumptions: Risk free interest rate 3.45%, volatility 92%, expected life of 5 years, and a 0% dividend yield.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted.

c) Related Party Transactions

During the period the Company incurred premises rent in the amount of $10,489 (2005 - $9,990) to a company with common directors. The rent is payable on a month to month tenancy.

During the year sales commissions included in wages, commissions and contract services expense totalling $30,000 (2005 - $27,500) were paid to a director of the Company for product sales.

During the year the Company incurred consulting fees in the amount of $48,113 (2005 - $46,672) payable to a company owned by an officer for administrative services.

d) Due To Related Parties

At September 30, 2006, $13,300 was owed to a private company controlled by an officer of the company. (Sept. 30, 2005 - $12,160).

$1,222 was due to a director/officer of the Company (Sept. 30, 2005 - $1,222).

$8,622 was due to a private company controlled by an officer (Sept. 30, 2005 ($3,378)).

The amounts do to and from related parties are non-interest bearing and have no specific terms of repayment.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

On January 21 2005, the company requested the TSX Venture Exchange halt trading of the company shares pending an announcement.

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA.

To earn its interest, the Company is required to make a series of cash payments totaling $250,000, issue 1,250,000 shares to Vanadium, as well as fund $700,000 of exploration activities, as follows:

Due	Cash payments		Common shares		Exploration Work	
Regulatory approval – June 3, 2005	$ 60,000	(paid)	-		-	
Within one year of approval	-		-		$ 150,000	(completed)
Within two years of approval	$ 90,000	(due)	625,000	(issued)	$ 200,000	
Within three years of approval	$ 100,000		625,000		$ 350,000	
	$ 250,000		1,250,000		$ 700,000	

The Company also has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years of the agreement by paying US $2,000,000.

Events During the Year

In September 2005 the Company contracted Kettle Drilling of Coeur d'Alene, Idaho and drilled 1,024 feet of diamond core drilling on the Bisoni McKay property. Included was a fence of three holes on the north end of the property, immediately adjacent to Vanadium International's second reverse circulation hole drilled in 2004, as well as adjacent to Hecla RC holes BMK 17, 18 and 19 respectively, each of which showed strong grades of V2O5 at various intervals.
Holes were drilled at angles of 45 degrees, 57.5 degrees and 66 degrees to the northwest.

A second fence of two diamond core holes was drilled on the southern end of the property adjacent to Vanadium International's first reverse circulation hole, and also to Hecla's RC holes BMK 6, 7 and 8 respectively. All four of these RC holes showed reasonable V2O5 grade at various intervals. This was the first diamond drilling ever conducted on the property.

Results of this diamond drilling showed very encouraging results from the northern fence, including grads much higher than from any other drilling on the property. (see news release dated October 18, 2005)

The results from the southern fence of diamond drilling were less encouraging. The Company encountered technical difficulties in drilling these two holes and eventually had to abandon the second hole of this fence. The angle of the holes was reduced to 35 degrees from the planned 57.5 degrees to attempt to overcome these difficulties. As a result, the Company believes that it may have overshot the zone of mineralization encountered the year before by Vanadium International in its reverse circulation drilling. At this time the Company released the results of further trench sampling at surface. (see news release dated October 26, 2005)

In November 2005, the Company contracted O'Keefe Drilling of Butte, MT to conduct approximately 3,600 to 4,000 feet of reverse circulation (RC) drilling, stepping out to the north and south of the two diamond drill fences. O"Keefe was the same drilling company contracted by Vanadium International Co to drill two RC holes in November 2004.

10 RC holes were drilled at 45 degrees to the northwest at step out intervals of 210 feet from the two diamond drill fences; 3 holes to the north of the northern fence, 3 to the south of the northern fence, and three holes drilled to the north of the southern diamond drill fence. One RC hole was drilled vertically in Trench ASC50.

Results from the three RC holes stepping out south of the northern diamond drill fence were released on November 29, 2005, and which were very encouraging to the Company. (see news release dated 11/19/05)

On January 11, 2006, the Company announced further drilling results from the northern section of the Bisoni McKay property. (see news release dated January 11, 2006)
These results were from three reverse circulation holes drilled at 210 foot step outs from the diamond drill fence drilled on the northern section in September 2005. Results from these three holes were very encouraging to the Company. The Company has now drilled into the main mineralization zone at the northern end of the claim block over a strike length of approximately 1,300 feet.

On February 8, 2006, the Company announced the completion of Phase I, and that the technical report prepared by JA Mine was being updated. (see news release dated February 8, 2006). At that time the Company also announced the proposed $1.35M USD Phase II for further exploration of the Bisoni McKay property, outlined by JA Mine. Phase II would include further core drilling and reverse circulation drilling totaling over 33,000 feet, metallurgical testing and a scoping study, focusing primarily on the north section of the property, where strong mineralization was encountered in Phase I, and also where mineralization definition was more easily assessed. In this press release the Company also announced the final results of reverse circulation drilling from the Phase I program, from holes drilled south of the northern drilling section, which were received as very acceptable. The Company has initiated plans for financing of this Phase II program.

The Company elected not to renew the Investor Relations contract of James Corrigan after February 28, 2006 when it expired, and Mr. Corrigan resigned at that time as Investment Relations Officer for the Company. Mr. Edward Gresko (President) assumed the investor relations duties from that point forward.

In March 2996 the Company received an updated Technical report from JA Mine with recommendations to proceed to Phase II of the exploration of the Bisoni McKay vanadium property in Nevada. This report presented the following conclusions and recommendations in summary:

Conclusions

(i) the results of Phase 1 add substantially to the 2004 exploration results and available historic data and documentation contained in Technical Report 2005, thus confirming that the Bisoni McKay Property is a vanadium prospect of merit on which further exploration and development is warranted, in particular, at Northern Area "A" and Southern Area "C";

(ii) in Northern Area "A", the vanadium mineralization is stratabound and strataform within carbonaceous shale over a strike length exceeding 2,000 ft with much of the former carbonaceous shale oxidized near surface. Overall widths of oxidized and unoxidized zones have not been established but appear to range up to a combined width of 360 ft;

(iii) in Northern Area "A" , the mineralization will probably be up to four times larger than the target of 4.0 and 6.0 million st extending to 150 and 200 ft below the surface, postulated in Technical Report 2005, and over a significantly shorter strike length. The new target can be expressed as 16 million to 24 million st with a grade ranging to 0.5% V_2O_5 for the lower tonnage, and 0.2% V_2O_5 for the higher tonnage, extending to ± 600 ft below surface. The potential quantities and grades within the aforestated range are conceptual in nature since there has been insufficient exploration to define a Mineral Resource, as defined within NI 43-101, on the Bisoni McKay Property;

(iv) in Southern Area "B", the stratabound mineralization intersected in the Woodruff Formation ranged in thickness from 45 to 150 feet along a trend of about 1,100 ft of carbonaceous shale. At the south end of the area at Trench AS50C intersected host rocks have been structurally disrupted in a pattern that has yet to be completely understood;

(v) the existence of a pronounced supergene blanket of vanadium enrichment at and below the redox boundary has not been verified. Most of the vanadium distribution appears to be primary-syngenetic with some minor redistribution/redeposition; and

(vi) the trenches sampled on the area labeled Southern Area "C", indicate the presence of at least 1,200 feet of vanadiferous strata.

Recommendations:

(i) further surface mapping, using the Global Satellite Imagery (GSI) obtained in 2005, as a base. Surface surveying is also recommended to determine extremities of claim boundaries and lay out base and section lines in Northern Area "A" and Southern Area "C".

(ii) drilling 11 core holes and 45 RC holes, totalling 6,530 ft and 24,760 ft, respectively in Northern Area "A".
The combination of core and RC drilling in Northern Area "A" is designed to provide sufficient data for resources to be estimated in compliance with Canadian National Instrument 43-101. The infill drilling within Northern Area "A" will be carried out at approximately 105 ft (± 32 m) centers, over approximately 2,000 ft of strike length, and provide data to ± 600 ft below surface;

(iii) drilling five (5) RC holes at 210 ft centers (± 65 m) as preliminary exploration over 840 ft of strike length in Southern Area "C";

(iv) mineralogical and metallurgical test work on samples collected from core and RC drilling in Phase I. The test work should be carried out on discrete samples from oxidized, transition and fresh rock zones; and

(v) staking

The estimated costs for Phase II are $1.5 million and the duration is expected to be between six and nine months, subject to availability of drilling rigs.

The updated Technical Report was submitted to the TSX Venture Exchange and is also available on the Company website at www.stinaresources.com.

On April 6, 2006 the Company announced that it had signed a contract with Hazen research of Colorado for the metallurgical and leach testing of vanadium from core and reverse circulation drilling on the Bisoni McKay property in the fall of 2005. (see news release dated April 6, 2006)
Hazen will carry out mineralogical characterization to determine the mode of occurrence of vanadium, followed by two sets of tests on samples from three zones: the oxidized zone (mudstone), the transition zone (mudstone to carbonaceous shale) and the unoxidized zone (carbonaceous shale).

The tests comprised of:

(i) direct acid leaching with sulfuric acid, at two grinds and at two temperatures, for a total of 12 experiments; and

(ii) roasting experiments, with at least four roasting conditions for samples from each zone, followed by appropriate leaching, either alkaline or acidic, i.e., a minimum of 12 roasting/leaching experiments.

The tests were designed to define the steps and conditions needed to obtain reasonable vanadium extraction and examine the reagent consumptions in leaching and roasting, and thus develop the first stages of a process flowsheet. The cost of the testing was estimated at approximately $US 49,500, and results were originally expected in approximately six weeks, but was significantly delayed. Final results and report are expected in January 2007.
(see Section 4: Subsequent Events below)

4. SUBSEQUENT EVENTS

Further to the metallurgical test work at Hazen Research, outlined above in Section 3, the Company awaits final results and a formal report from Hazen. The Company has received positive preliminary test results on recovery of oxidized vanadium pentoxide using an acid pug, leach recovery method, including some results as high as 95%. Preliminary test results on transition and carbonaceous material have shown recover as high as 70% and 75% of vanadium pentoxide alt roast/ leach recovery method. These results are all preliminary and have yet to be formally stated in the forthcoming final report. Hazen Research also recommends further metallurgical test work to continue the refinement of these processes, as well as explore other recovery options.

The Company is currently proposing financing for a total of $1.5 Million for the purposes of completing the proposed Phase II program recommended by JA Mine. At the date of this report the financing had not been formally announced.

As of the date of this report, no other third party agreements had been entered into by the Company.

5. OTHER

Controls over disclosure and financial reporting

Under multi-lateral instrument 52-109 management is now required to certify that they have caused the company to design suitable controls over external disclosure and financial reporting. Management must also undertake reviews of the effectiveness of such controls and discuss areas of significant weakness and the associated risks as well as their plans to address them.

The company has not had sufficient financial resources to maintain dedicated internal financial reporting and qualified professional accounting personnel. Accordingly, financial reporting controls and internal transaction controls are designed and provided primarily by management with limited involvement from external consultants and professionals. This approach has been determined by management to be the most cost effective to date. However, controls may not be as strong as other entities with access to greater resources.

Management and the audit committee have identified areas that need to be improved as the company expands its scope of operations and strives to meet current market and regulatory expectations relating to the effectiveness of controls.

Identified areas of control weaknesses to be addressed include:

Payment authorization and signing authorities

- Timely bookkeeping and account classifications and reconciliations
- Supplementing ongoing expertise in GAAP and disclosure requirements
- Segregation of duties
- Management override of controls
- Governance processes and clarification of duties.

When control weaknesses are identified there is increased risk of release of inappropriate disclosures. There is also increased risk of misstatement in financial reporting through errors, omissions or fraudulent activity that could occur and go undetected. Management is addressing with the directors of the company, the need for increased control measures. The Company plans to address these issues in the upcoming year and intends to direct additional resources to improving the identified deficiencies and overall control environment and governance processes within the company.

STINA RESOURCES LTD. CORPORATE INFORMATION

Head Office
Ste 13 – 465 King Street East
Toronto, ON M5A 1L6
Contact: Edward Gresko
Tel: (416) 368-2271 Fax: (416) 368-2635
E-Mail: info@stinaresources.com
Websites: **www.stinaresources.com, www.northern-seas.com, www.petwonder.com**

Directors and Officers
Edward Gresko, President/Director
Sidney Mann, Treasurer/Director
Robert Cuffney, Director
George Weinstein, Director
Jim Wall, Secretary/ Controller
Zigurts Strauts, Consultant

Registrar and Transfer Agent
Pacific Corporate Trust Company
510 Burrard Street
Vancouver, BC V6C 3B9

Solicitors
Fang & Associates
Ste 1925 - 700 W. Georgia St.
Vancouver, B.C. V7Y 1A1

Auditors
Dale, Matheson, Carr-Hilton, Labonte, CA's
#1700 – 1140 W. Pender Street
Vancouver, B.C.V6E 4G1

Listing
TSX Venture Exchange
Symbol: SQA
12g3-2(b): 82-2062

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

END